As filed with the Securities and Exchange Commission on June 19, 2006

1933 Act File No. 333-93813
1940 Act File No. 811-09761

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[	X	]
Pre-Effective Amendment No.		[		]
Post-Effective Amendment No.	26	[	X	]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[	X	]
Amendment No.	28	[	X	]

(Check appropriate box or boxes.)

DIREXION INSURANCE TRUST

33 Whitehall Street, 10th Floor
New York, New York 10004
(Exact name of Registrant as Specified in Charter)
(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code: (646) 572-3390

Daniel D. O’Neill
33 Whitehall Street, 10th Floor
New York, New York 10004
(Name and Address of Agent for Service)

Copy to:
Angela L. Pingel
U.S. Bancorp Fund Services, LLC
615 East Michigan
Milwaukee, WI 53202

It is proposed that this filing will become effective (check appropriate box)
[	X	]	immediately upon filing pursuant to paragraph (b)
[		]	on (date) pursuant to paragraph (b)
[		]	60 days after filing pursuant to paragraph (a)(1)
[		]	on (date) pursuant to paragraph (a)(1)
[		]	75 days after filing pursuant to paragraph (a)(2)
[		]	on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:
[	]	This post-effective amendment designates a new effective date for a previously filed post- effective amendment.

DIREXION INSURANCE TRUST

CONTENTS OF REGISTRATION STATEMENT

This amendment is comprised of the following:

(1)	Form Cover
(2)	Part C of the Registration Statement (including signature page)

The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 25 to this Registration Statement (File No. 333-93813) filed on June 16, 2006. There have been no changes to the Prospectus of Statement of Additional Information.

This amendment is being filed in order to file:

▪	Exhibit 99.j.i to this Registration Statement, the consent of Ernst & Young, the Independent Registered Public Accounting Firm for the Registrant.

THE DIREXION INSURANCE TRUST

PART C
OTHER INFORMATION

Item 23.               Exhibits.

(a)	(i)
Declaration of Trust is herein incorporated by reference to the Trust’s Initial Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on December 29, 1999 via EDGAR, Accession No. 0000898432-99-001184.

(ii)
Amendment to the Declaration of Trust dated April 5, 2006 is herein incorporated by reference to the Post-Effective Amendment No. 22 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on April 28, 2006 via Edgar, Accession No. 0000894189-06-001026.

(b)
By-Laws is herein incorporated by reference to the Trust’s Initial Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on December 29, 1999 via EDGAR, Accession No. 0000898432-99-001184.

(c)		Voting trust agreement - None.
(d)	(i)(A)
Investment Advisory Agreement between the Direxion (formerly, Potomac) Insurance Trust and Rafferty Asset Management, LLC is herein incorporated by reference to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 9, 2000 via EDGAR, Accession No. 0000898432-00-000381.

(i)(B)
Amendment to Schedule A to the Investment Advisory Agreement is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(ii)
Form of Investment Subadvisory Agreement between Flexible Plan Investments, Ltd. and Rafferty Asset Management, LLC is herein incorporated by reference to the Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on April 9, 2004 via EDGAR, Accession No. 0000898432-04-000330.

(iii)
Form of Investment Subadvisory Agreement between Transamerica Investment Management, LLC and Rafferty Asset Management, LLC is herein incorporated by reference to the Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on October 15, 2004 via EDGAR, Accession No. 0000894189-04-002152.

(e)	(i)
Form of Distribution Agreement between the Direxion (formerly, Potomac) Insurance Trust and Rafferty Capital Markets, LLC is herein incorporated by reference to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 9, 2000 via EDGAR, Accession No. 0000898432-00-000381.

(ii)
Form of Dealer Agreement is herein incorporated by reference to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 9, 2000 via EDGAR, Accession No. 0000898432-00-000381.

(iii)
Form of Services Agreement is herein incorporated by reference to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 9, 2000, EDGAR, Accession No. 0000898432-00-000381.

(f)		Bonus, profit sharing contracts - None.
(g)	(i)
Custodian Agreement between the Direxion (formerly, Potomac) Insurance Trust and U.S. Bank, NA is herein Incorporated by reference to the Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on October 15, 2004 via EDGAR, Accession No. 0000894189-04-002152.

(ii)
Amendment to Exhibit C to the Custodian Agreement is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(h)	(i)(A)
Transfer Agent Agreement between the Direxion (formerly, Potomac) Insurance Trust and U.S. Bancorp Fund Services, LLC is herein incorporated by reference to the Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on October 15, 2004 via EDGAR, Accession No. 0000894189-04-002152.

(i)(B)
Amendment to Exhibit A to the Transfer Agent Agreement is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(ii)(A)
Fund Accounting Servicing Agreement between the Direxion (formerly, Potomac) Insurance Trust and U.S. Bancorp Fund Services, LLC is herein incorporated by reference to the Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on October 15, 2004 via EDGAR, Accession No. 0000894189-04-002152.

(ii)(B)
Amendment to Exhibit A to the Fund Accounting Servicing Agreement is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(iii)(A)
Fund Administrative Servicing Agreement between the Direxion (formerly, Potomac) Insurance Trust and U.S. Bancorp Fund Services, LLC is herein incorporated by reference to the Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on October 15, 2004 via EDGAR, Accession No. 0000894189-04-002152.

(iii)(B)
Amendment to Exhibit A to the Fund Administration Servicing Agreement is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(iv)
Form of Participation Agreement is herein incorporated by reference to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 9, 2000 via EDGAR, Accession No. 0000898432-00-000381.

(i)
Opinion and Consent of Counsel is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(j)	(i)	Consent of Independent Registered Public Accounting Firm - filed herewith.
(ii)
Powers of Attorney is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(k)
Audited seed capital statements is herein incorporated by reference to the Post-Effective Amendment No. 13 to the Trust Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on April 30, 2004 via EDGAR, Accession No. 0000898432-04-000405.

(l)
Letter of investment intent is herein incorporated by reference to the Post-Effective Amendment No. 13 to the Trust Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on April 30, 2004 via EDGAR, Accession No. 0000898432-04-000405.

(m)	(i)(A)
Class B Plan pursuant to Rule 12b-1 is herein incorporated by reference to the Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 9, 2000 via EDGAR, Accession No. 0000898432-00-000381.

(i)(B)
Amended Schedule A to Class B Plan pursuant to Rule 12b-1 is herein incorporated by reference to the Post-Effective Amendment No. 25 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on June 16, 2006 via EDGAR, Accession No. 0000894189-06-001458.

(ii)
Subadvised Plan pursuant to Rule 12b-1 is herein incorporated by reference to the Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 2, 2005 via EDGAR, Accession No. 0000894189-05-001118.

(n)		Plan pursuant to Rule 18f-3 - None.
(o)		Reserved.
(p)	(i)
Code of Ethics for Direxion (formerly, Potomac) Insurance Trust and Rafferty Asset Management, LLC is herein incorporated by reference to the Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on May 2, 2005 via EDGAR, Accession No. 0000894189-05-001118.

(ii)
Code of Ethics of Flexible Plan Investments, Ltd. is herein incorporated by reference to the Post-Effective Amendment No. 12 to the Trust’s Registration Statement on Form N-1A, as filed with the Securities and Exchange Commission on April 9, 2004 via EDGAR, Accession No. 0000898432-04-000330.

(iii)
Code of Ethics of Rafferty Capital Markets, LLC is herein incorporated by reference to the Post-Effective Amendment No. 11 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on March 5, 2004 via EDGAR, Accession No. 0000898432-04-000231.

(iv)
Code of Ethics of Transamerica Investment Management, LLC is herein incorporated by reference to the Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A as filed with the Securities and Exchange Commission on October 15, 2004 via EDGAR, Accession No. 0000894189-04-002152.

Item 24.               Persons Controlled by or Under Common Control with Registrant

None.

Item 25.                Indemnification

Article XI, Section 2 of the Trust’s Declaration of Trust provides that:

(a)           Subject to the exceptions and limitations contained in paragraph (b) below:

(i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust and/or by the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof;

(ii) the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while a Covered Person is in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)           No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or

(ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry or full investigation); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry); provided, however, that any Shareholder may, by appropriate legal proceedings, challenge any such determination by the Trustees, or by independent legal counsel.

(c)         The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law.

(d)        Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in paragraph (a) of this Section 2 may be paid by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust if it is ultimately determined that he or she is not entitled to indemnification under this Section 2; provided, however, that:

(i) such Covered Person shall have provided appropriate security for such undertaking,

(ii) the Trust is insured against losses arising out of any such advance payments, or

(iii) either a majority of the Trustees who are neither interested persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 2.

According to Article XII, Section 1 of the Declaration of Trust, the Trust is a trust and not a partnership. Trustees are not liable personally to any person extending credit to, contracting with or having any claim against the Trust, a particular Series or the Trustees. A Trustee, however, is not protected from liability due to willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Article XII, Section 2 provides that, subject to the provisions of Section 1 of Article XII and to Article XI, the Trustees are not liable for errors of judgment or mistakes of fact or law, or for any act or omission in accordance with advice of counsel or other experts or for failing to follow such advice.

Item 26.                Business and Other Connections of Investment Adviser

Rafferty Asset Management, LLC (the “Adviser”), 33 Whitehall Street, 10th Floor, New York 10004, offers investment advisory services. Information as to the officers and directors of the Adviser is included in its current Form ADV filed with the Securities and Exchange Commission (Registration Number 801-54679).

Flexible Plan Investments, Ltd. (“Flexible Plan”), 3883 Telegraph Road, Suite 100, Bloomfield Hills, Michigan, 48302, offers investment advisory services. Information as to the officers and directors of Flexible Plan is included in its current Form ADV filed with the Securities and Exchange Commission (Registration Number 801-21073).

Transamerica Investment Management, LLC (“Transamerica”), 1150 South Olive Street, Los Angeles, California 90015, offers investment advisory services. Information as to the Officers and Directors of Transamerica is included in its current Form ADV filed with the Securities and Exchange Commission (Registration Number 801-57089).

Item 27.               Principal Underwriter

(a)        Rafferty Capital Markets, LLC, 59 Hilton Avenue, Garden City, NY 11530, serves as principal underwriter for the Potomac Funds, Badgley Funds, Berkshire Funds, Bremer Funds, Marketocracy Funds, Kirr Marbach Funds, Leuthold Funds, and Texas Capital Value Funds.

(b)        The director and officers of Rafferty Capital Markets, LLC are:

Name	Positions and Offices with Underwriter	Position and Offices with Registrant

Thomas A. Mulrooney	President	Chief Operating Officer

Lawrence C. Rafferty	Director	Chief Executive Officer, Chairman of the Board of Trustees

Stephen P. Sprague	CFO	Treasurer, and Secretary

The principal business address of each of the persons listed above is 59 Hilton Avenue, Garden City, NY 11530.

Item 28.              Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained in the physical possession of the Potomac Funds’ investment adviser, subadviser, administrator, custodian, subcustodian, or transfer agent.

Item 29.              Management Services

Not applicable.

Item 30.              Undertakings

Registrant hereby undertakes to furnish each person to whom a prospectus is delivered a copy of its latest annual report to Shareholders, upon request and without charge.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment No. 26 its Registration Statement meets all the requirements for effectiveness pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and the Registrant has duly caused this Post-Effective Amendment No. 26 its Registration Statement on Form N1-A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on June 16, 2006.

DIREXION INSURANCE TRUST

By: /s/ Daniel D. O’Neill
Daniel D. O’Neill
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 26 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Lawrence C. Rafferty*	Chairman of the Board	June 19, 2006
Lawrence C. Rafferty

/s/ Jay F. Higgins*	Trustee	June 19, 2006
Jay F. Higgins

/s/ Daniel J. Byrne*	Trustee	June 19, 2006
Daniel J. Byrne

/s/ Kevin G. Boyle*	Trustee	June 19, 2006
Kevin G. Boyle

/s/ Gerald E. Shanley III*	Trustee	June 19, 2006
Gerald E. Shanley III

/s/ Daniel D. O’Neill	President	June 19, 2006
Daniel D. O’Neill

/s/ Timothy P. Hagan	Chief Financial Officer	June 19, 2006
Timothy P. Hagan

*By: /s/ Daniel D. O’Neill
Daniel D. O’Neill, President and Attorney-In Fact

INDEX TO EXHIBITS

Exhibit Number	Description

(j)(i)	Consent of Independent Registered Public Accounting Firm